SEC FILE NUMBER
                                                                       001-08291
                                                                    CUSIP NUMBER
                                                                        39315410

                                  UNITED STATE
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check  One):  [X]  Form  10-K   [  ]  Form  20-F  [  ] Form 11-K  [ ] Form 10-Q
              [  ]  Form  N-SAR  [  ]  Form  N-CSR

              Form  Period  Ended:  December  31,  2004
                                  -----------------
              [  ]  Transition  Report  on  Form  10-K
              [  ]  Transition  Report  on  Form  20-F
              [  ]  Transition  Report  on  Form  11-K
              [  ]  Transition  Report  on  Form  10-Q
              [  ]  Transition  Report  on  Form  N-SAR
              For  the  Transition  Period Ended: ______________________________

  Read Instruction (on back page) Before Preparing Form.  Please Print of Type.
  =============================================================================
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                  HAS VERIFIED ANY INFORMATION CONTAINED HERE.
  =============================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

      Green  Mountain  Power  Corporation
Full  Name  of  Registrant

Former  Name  if  Applicable

      163  Acorn  Lane
Address  of  Principal  Executive  Office  (Street  and  Number)

      Colchester  Vermont  05446
City,  State  and  Zip  Code

PART  II  -  RULE  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof will be filed on or before
[X]      the  fifteenth  calendar  day following the prescribed due date; or the subject
     quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by 12b-25(c) has been attached if applicable.

PART  III  -  NARATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Green Mountain Power Corporation (the "Company") is filing this Notification of Late Filing on Form 12b-25 to obtain a 15-day extension, from March 16, 2005 to March 31, 2005, for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K"). The preparation of the Form 10-K was delayed due to management's identification of a material weakness in the Company's internal control over financial reporting relating to the Company's accounting for income taxes. Management's investigation and reconciliation of the affected accounts has been completed, but preparation of the Form 10-K was delayed as a result of the investigation. In addition, because management devoted substantial resources toward remedying the identified material weakness in the Company's internal control over financial reporting, management was not able to provide all requested information to Deloitte & Touche LLP ("D&T"), the Company's independent registered public accounting firm, in a timely manner to enable D&T to complete its audit of the Company's consolidated financial statements as of and for the year ended December 31, 2004 to be included in the Form 10-K and to complete its audit-related documentation so as to allow the Company to be able to file its Form 10-K by March 16, 2005. As a result, the Company will not, without unreasonable effort or expense, be able to file its Form 10-K by March 16, 2005. The Company anticipates that it will be able to file its Form 10-K on or before March 31, 2005.

(Attach  extra  Sheets  if  Needed)

PART  IV  -  OTHER  INFORMATIONS

(1) Name and telephone number of person to contact in regard to this notification

         Robert  J.  Griffin                        (802)  655-8452
-----------------------------------    ------------------
--------------------
            (Name)                        (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).     Yes  [X]   No  [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  [X]   No  [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 15, 2004, the Company announced 2004 consolidated earnings from continuing operations of $2.10 per share of common stock, diluted, compared with consolidated earnings from continuing operations of $2.01 per share of common stock, diluted, for the same period in 2003. The Company's return on equity from its core utility operations was 10.3 percent, slightly below its allowed return on equity of 10.5 percent. The Company reported additional earnings of $0.10 per share from discontinued operations in the current year, reflecting diminished risk on litigation related to an inactive subsidiary investment that led to reversal of previously recorded reserves.

Earnings from continuing operations improved in 2004 primarily as a result of increased recognition of revenues deferred under a Vermont Public Service Board order described below, and from growth in retail sales of electricity to large and small commercial and industrial customers. Higher transmission expenses partially offset these benefits.

The Company's 2003 Rate Plan, approved by the Vermont Public Service Board in December 2003, provided for a rate freeze for 2004, and retail rate increases of
1.9 percent (generating approximately $4 million in added annual revenues) in January 2005 and 0.9 percent (generating approximately $2 million in added annual revenues) in January 2006, upon the submission of supporting cost of service schedules. The first of these rate increases has been implemented effective January 1, 2005. The 2003 Rate Plan also allowed the Company to carry unused deferred revenue totaling approximately $3.0 million to 2004 and to recognize this revenue during 2004.

Retail operating revenues for 2004 increased by $4.5 million or 2.3 percent compared with 2003, reflecting an increase in electricity sales and an increase in the recognition of revenues deferred under the December 2003 regulatory order discussed above. An improving economy and modest customer growth contributed to increased sales. Total retail megawatt hour sales of electricity increased by
1.8 percent in 2004, compared with the same period in 2003. Megawatt hour sales of electricity to large and small commercial and industrial customers increased by 3.3 percent and 2.0 percent, respectively, while sales to residential customers were flat when compared with 2003, reflecting normal, but milder weather conditions in 2004. Wholesale revenues in 2004 decreased by $56.2 million compared with 2003, reflecting reduced sales of electricity to Morgan Stanley Capital Group, Inc., under a contract designed to manage price risks associated with changing fossil fuel prices. The reduction in wholesale revenues did not adversely affect Company earnings in 2004 and is not expected to adversely affect future operating results.

Power supply expenses in 2004 decreased $53.3 million compared with 2003 due to decreased wholesale sales of electricity, principally those associated with the Morgan Stanley contract. Power supply expenses also decreased due to an increase in credits received by the Company from auctions of financial transmission rights designed to make areas in New England with inadequate transmission and generation pay a premium for energy delivery. Power supply expenses also declined due to reduced expenses to supply an option contract with Hydro-Quebec.



                        Green Mountain Power Corporation
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March  16,  2005         By  /s/Robert  J.  Griffin
     --------------------         -------------------------------
                                  Robert  J.  Griffin
                                  Vice  President,  Chief  Financial Officer and
Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).